September 19, 2016

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

     Re: American Soil Technologies, Inc.
         Form 10-K for the Year Ended September 30, 2015
         Filed January 13, 2016
         File No. 000-22855

Dear Sir,

     Please consider the following as responses to your letter dated August 19, 2016.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2015

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 11

1. We note that you have not included management's report on the effectiveness of your internal controls over financial reporting as required by Item 308 of Regulation S-K. Please revise to include this report, as well as a statement disclosing any changes in your internal control over financial reporting.

RESPONSE

The Company will file an amended 10-K for the period ended September 30, 2015 amending the language in Item 9A. Controls and Procedures, page 11 to read as follows:

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) and 15d-15(c)) under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

     Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this Annual Report on Form 10-K in providing reasonable assurance that information we are required to disclose in periodic reports that we file or submit to the SEC pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

     * pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

     * provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

     * provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

     Our management assessed the effectiveness of its internal control over financial reporting as of September 30, 2015. In making this assessment, management used the framework set forth in the report entitled "INTERNAL CONTROL--INTEGRATED FRAMEWORK (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this assessment, our management believes that, as of September 30, 2015, our internal control over financial reporting was effective. However, the Company has done its evaluation without documentation because of the limited activity of the Company and as business increases we will bring in more financial personnel and document all required procedures.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

     As of the end of the fourth quarter ended September 30, 2015, there were no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

EXHIBITS 31.1 AND 31.2 SECTION 302 CERTIFICATIONS

2. Please file an amended Form 10-K to revise your Certifications to include the introductory language in paragraph (4) to disclose that you are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Paragraph (4) should also be revised to include paragraph (b) which indicates management has "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." See guidance in Item 601(B)(31) of Regulation S-K.

RESPONSE

The Company will file an amended 10-K for the period ended September 30, 2015 amending the language in Exhibits 31.1 and 31.2.

The  Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely


/s/ Carl P. Ranno
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